Legion M "Fade to Black" Investment Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE,"

"ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.THE COMPANY MAY NOT BE OFFERING THE INVESTMENT IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE INVESTMENT ARE NOT BEING OFFERED.

The parties have entered into this Agreement dated as of [EFFECTIVE DATE] , desiring to set forth their understandings and agreements relating to their investment in the Company's (as defined below) production of the feature film entitled "Fade to Black" (the "Picture").

Subject to the Investor's (as defined below) satisfactory completion of due diligence per the conditions precedent (as defined below), the parties intend for this Agreement to be binding and for the parties to be bound by the understandings and agreements set forth below.

Investor	[ENTITY NAME]

Company	FADE TO BLACK, LLC ("<u>FADE TO BLACK</u>"), a Delaware limited liability company located at 1801 Century Park East, 24th Floor, Los Angeles, CA 90067. The company is managed by Paul Scanlan and Jeff Annison.
Other Producers	Producers: Legion M Entertainment, Inc. (Paul Scanlan, David Baxter), Brent Craft, and Andrew Carlberg; Executive Producers: Jeff Annison, Danny Hamouie (together with Legion M and its producer designees, the "<u>Producers</u>")
Investment Amount	Subject to satisfaction of the Conditions Precedent, $ __$[AMOUNT]__ due on the Closing Date.
Closing Date	On or before April 30, 2025.
Use of Funds	Production Financing for Picture; provided that no portion of the Investment Amount shall be used for the payment of any obligations incurred outside of the Picture's budget.
General Structure	Investment Amount plus 20% premium, plus backend revenue (the "Backend Revenue"), if any, as further described in the waterfall (the "Waterfall"). Investor's premium shall be on a most favored nations basis with all other equity investors. For their Investment Amount, Investor shall be entitled to receive one of the following "perks": • COMPANY EXECUTIVE PRODUCER: For an Investment Amount of $700,000 or more, one script signed by the Writer and the Director, 4 tickets to the red carpet premiere, and two Executive Producer credits, on-screen, in the main titles, on a shared card at Producer's discretion, among all other Executive Producer credits, and in a size, style, placement and duration on a most favored nations basis with all other Executive Producers, plus an option for one animated company logo credit on a most favored nations basis with all other Investors at this level. • EXECUTIVE PRODUCER: For an Investment Amount of $300,000 to $699,999.99, one script signed by the Writer and the Director, 2 tickets to the red carpet premiere, and one Executive Producer credit, on-screen, in the main titles, on a shared card at Producer's discretion, among all other Executive Producer credits, and in a size, style,

	placement and duration on a most favored nations basis with all other Executive Producers. • CO-PRODUCER: For an Investment Amount between $200,000-$299,999.99, one script signed by the Writer and the Director, 2 tickets to the red carpet premiere and one Co-Executive Producer credit, on-screen, in the main titles, on a shared card at Producer's discretion, among all other Co-Executive Producer credits, and in a size, style, placement and duration on a most favored nations basis with all other Co-Executive Producers. • ASSOCIATE PRODUCER: For an Investment Amount between $50,000-$199,999.99, one script signed by the Writer and the Director, 2 tickets to the red carpet premiere, and one Associate Producer credit, on-screen, in the end credit roll among all other Associate Producer credits, and in a size, style, placement and duration on a most favored nations basis with all other Associate Producers. • TITANIUM FINANCIER: For an Investment Amount between $15,000 and $49,999.99, one script signed by the Writer and the Director, name included in the TITANIUM FINANCIER portion of the credits, 2 tickets to the red carpet premiere. • PLATINUM FINANCIER: For an Investment Amount between $5,000 and $14,999, one script signed by the writer/director, name included in the PLATINUM FINANCIER portion of the credits. • GOLD FINANCIER: For an Investment Amount between $1,000 and $4,999, one script signed by the writer/director, name included in the GOLD FINANCIER portion of the credits. • FINANCIER: For an Investment Amount between $100 and $4,999, name included in the FINANCIER portion of the credits.
Structure of Payout and other Rights	• Equity Investment shall carry a 20% premium (the "Premium"); both the Equity Investment and the Premium shall be paid out of the Waterfall, secured via worldwide

	sales and recouped as further described in the Waterfall attached hereto as Exhibit I;
	• Backend Revenue shall derive from Equity Investor's share of the "Equity Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the Waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for the Picture.
	• For example and for the purpose of clarity, if Investor's Investment Amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of Equity Investor Backend on a pro rata, pari passu basis for a $3M budget fully financed by equity).
	• If debt lenders require a backend position for a reduction in debt costs, Investor agrees that such backend percentage shall come out of the Equity Investor Backend and be treated as if the debt investor invested in an equity position (i.e., the debt lender may share in the "Equity Investor Backend"). For the purpose of clarity, a debt lender may negotiate for a set percentage share of Equity Investor Backend (for example, 2% of 100% of all available backend, which is 4% of Equity Investor Backend), or they may agree to share the percentage of the Equity Investor Backend that represents an equivalent savings that Company receives, shared on a pro-rata, pari passu basis with equity investors (i.e., debt investor agrees to drop their interest rate from 15% to 10%, saving Company $100k in interest payments. In exchange for the lower interest rate, that $100k in savings is treated as if it was an equity investment for the purposes of calculating debt investor's pro-rata pari passu share amongst all other investors).
Company Representations	The Company represents and warrants as follows: a) FADE TO BLACK has, or will have, all rights, including intellectual property rights, necessary to produce the Picture; b) To the best of FADE TO BLACK's knowledge, and as of the date of this Agreement, FADE TO BLACK, LLC has no indebtedness or other liabilities such that would impair or

	otherwise have claim on such rights contemplated herein for investment in the Picture;
	c) The budget of the Picture is accurate and based upon reasonable assumptions made at the time of writing the budget;
	d) All interests in the Company issued prior to the date hereof have been, and all interests in the Company after the date hereof shall be, issued in compliance with applicable securities laws;
	e) This Agreement does not include any untrue statement of a material fact or omit to state any material fact in light of the circumstances under which they were made, not misleading. None of the statements, documents, certificates or other items prepared or supplied by the Company with respect to the transaction(s) contemplated hereby, taken as a whole, contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances in which they were made. There is no fact which the Company has not disclosed that the Company is aware of that is reasonably likely to have a material adverse effect.
Conditions Precedent & Acknowledgements	Notwithstanding anything to the contrary contained herein, Investor's obligation to provide any funding of the Picture shall be subject to the satisfaction of Investor of the following conditions: (a) **Execution and Delivery of this Agreement:** This Agreement, duly executed and delivered by the respective parties hereto. (b) **Budget:** Investor hereby approves a production budget that does not exceed Three Million Five Hundred Thousand Dollars ($3,500,000.00 USD.), subject to the potential attachment of some A-level talent, in which case the Investor hereby approves a production budget that does not exceed Four Million Dollars ($4,000,000 USD). Investor agrees that Producer shall have sole discretion over the budget items, including, without limitation, the rates for the director, cast and crew; provided that such rates are within customary industry standards based on the budget and comparable quotes for such persons. Investor also acknowledges

that the above amount does not include an "Interest Reserve," which will be required to finance any Minimum Guarantee ("MG"), debt contracts, or Tax Credit/Rebate.

(c)   **Production Schedule/Shoot Dates**: Production Entity is shooting this Picture in October and November 2024. Such timing is an essential element to delivery of financing. The foregoing notwithstanding, Producer has sole and absolute discretion to pause or delay production for any reason whatsoever, including for reasons of convenience, scheduling, or force majeure (as defined herein).

(e)   Collection Account Management Agreement: Company shall set up a collection account management agreement ("CAMA") with Investor as a beneficiary at either Freeway or Fintage to collect all income associated with the Picture. The CAMA will be the controlling document in relation to the disbursements of profits for this Picture and shall be consistent with the Waterfall attached as Exhibit I. The Collection Account Manager (the "CAM") shall act as the collection agent to collect all revenues derived from all sources of the exploitation of the Picture and all rights therein, as they become due and payable to Company. Such collection agent shall receive all revenues from the distribution and exploitation of the Picture in all sources in all media worldwide, and pay out such revenues as provided in this Agreement (net of all distribution and collection fees and in accordance with the terms and conditions of the CAMA). Company shall contractually obligate all distributors, sales agents or other third parties acquiring distribution rights in the Picture to make payments of all revenues, including advances, to the CAM. Such payments may be net of any and all distribution fees, recoupment of distribution costs and expenses, payment of residuals, taxes payable at the point of collection or other costs, and fees or expenses incurred by third-party sales agents or third-party distributor(s) of the Picture, if permitted pursuant to agreements between such third parties and Company. For the purpose of clarity, Company has not yet executed a CAMA, and Investor will rely on Company to ensure the CAMA reflects the terms of this Agreement.

(f) Bond. Investor acknowledges that Producers may seek MG's for certain territories that may require a completion guarantee bond to cash-flow. Such bonds come at an expense, and Investors

	hereby acknowledge and agree that if Company undertakes such actions, it does so for the benefit of the Picture and the Investor's Investment. Investor agrees to cooperate in a timely fashion if it needs to execute any documents relating to any completion guarantee bond. For the purpose of clarity, Producer will not be seeking to bond this Picture unless absolutely necessary, and Investor acknowledges and agrees that there is no condition precedent to this Agreement relating to such bonds.
Confidentiality	This Agreement is delivered with the understanding that neither it nor its substance will be disclosed by any party to any third person, except to investors who are contemplating equity or debt investments in the Picture and those advisors who are in confidential relationships to such party or as otherwise may be required by law.
Standard Terms & Conditions	(a) **Ownership/Control.** Company shall own all rights of any kind and nature in and to the Picture (including the copyright and any extensions and renewals thereof), the Picture's elements and components, the results and proceeds of all services rendered in connection with the Picture (including without limitation the results and proceeds of any services rendered by Investor in connection with the Picture) in whatever stage of creation or completion, all rights of remake, prequel, sequel, merchandising, music, publishing, live stage, dramatic (and all other allied, ancillary and subsidiary rights) in and to the Picture and all copyrights, renewals and extensions therein and thereto throughout the universe. The Investor's results and proceeds shall be treated as a "work-made-for-hire," and Investor hereby waives any rights of "droit morale." To the extent law does not recognize Investor's services as a "work-made-for-hire," Investor hereby grants to Producer a perpetual, royalty-free, unlimited, non-cancellable license. As between Company and Investor, Company, and its successors and assigns, shall have sole and exclusive control with respect to any and all creative, business, day-to-day operational, production and sales and distribution decisions with respect to the Picture, including, without limitation, all creative and business decisions relating to the development, financing, production, distribution, and marketing of the Picture. All agreements with all third parties, including without limitation individuals or entities rendering services, providing equipment or providing facilities for the production of the Picture or parties distributing or assisting in the distribution of the Picture, shall be entered into by Company in its name. (b). **Insurance.** Company shall obtain all insurance customary for motion picture productions in the United States, including,

without limitation, essential element insurance, E&O insurance, liability insurance and standard producer's package.

(c). **Status of Parties/No Unions.** Company, on the one hand, and Investor, on the other hand, are independent contractors with respect to each other. Nothing herein shall create any employment relationship, association, partnership, joint venture or agency relationship between the parties. No union, labor organization and/or collective bargaining agreement shall apply to this Agreement, although such agreements may be utilized in the production of the Picture.

(d) **Treatment of Investment.** The Investment Amount will be repaid to the Investor in accordance with the basic terms of this Agreement as outlined in Exhibit I. The Investor will not have any other obligation to the Company for any other liabilities incurred by the Company. Furthermore, the Investor will not be a stockholder, manager, member or non-managing member of the Company and will not have rights typically associated with such status.

(e) **Investor's Representations and Warranties.** Investor represents and warrants as follows:

(i)   None of the statements, representations or warranties made by Investor in this Agreement contain any untrue statement of a material fact or omits any material fact;

(ii)   Investor has the full right and authority to enter into this Agreement, and has taken all actions necessary to duly and validly authorize Investor's signature and to perform its obligations contained herein;

(iii)   Investor is under no obligation or disability which might prevent Investor from performing its obligations hereunder and Investor has not entered into, and shall not enter into, any agreement or arrangement with any third party that may conflict with this Agreement;

(iv)   Investor is making an investment hereunder for Investor's own account, for investment purposes only, and not with a view to or for resale, distribution or fractionalization thereof, in whole or in part;

(v)   Investor is not a "broker" or "dealer" within the meaning of Section 3(a)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and is not required, nor by entering into this Agreement or performing hereunder shall be required, to register as a broker or dealer under

		Section 15 of the 1934 Act;
	(vi)	Investor is able to properly evaluate the proposed business of Company and the inherent risks therein;
	(vii)	Upon execution of this Agreement by Investor, this Agreement constitutes a valid and enforceable obligation of Investor;
	(viii)	Investor represents that:
		a. Investor meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or
		b. Investor's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or
		c. Both of Investor's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.
		Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice;
	(ix)	Investor understands that the investment has not been registered under the Securities Act. Investor also understands that the investment is being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Investor's representations contained in this Agreement;
	(x)	Investor acknowledges that there will be no public market for Investor's financing of the Picture, and accordingly, Investor will have to bear the economic risk of the Investment Amount for an indefinite period of time. Investor can bear the risk of investment and can afford to maintain the Investment for an indefinite period of time without realizing any direct or indirect cash return, and at the present time, Investor could afford a complete loss of Investment;
	(xi)	Investor agrees that during the one-year period beginning

		on the date on which it acquired the investment pursuant to this Agreement, it shall not transfer such investment except:
		a. To the Company;
		b. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
		c. As part of an offering registered under the Securities Act with the SEC; or
		d. To a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance;
	(xii)	Investor acknowledges that the motion picture industry is a highly competitive industry and the market appeal and profitability of any particular motion picture cannot be predicted with any degree of certainty. Investor is aware that there are substantial risks involved in providing the Investment Amount to Company and agrees that Investor can bear the economic risks of any investment in the Picture (including its possible entire loss) and has no need for liquidity with respect to such investment;
	(xiii)	Investor acknowledges and agrees that Company will have exclusive control over all aspects of Company's business, including but not limited to all matters relating to the Picture and that Investor will have no opportunity to participate in the management and/or control of any aspect of Company's activities;
	(xiv)	Investor acknowledges that neither Company nor counsel to the Company will render any tax opinion or advice with respect to the Investment Amount and in determining the tax consequences of the Investment Amount;
	(xv)	Investor is aware that Company has no financial or operating history and that the investment hereunder is speculative and that there are no guarantees Investor will receive any monies in respect of the Picture;
	(xvi)	Investor understands and agrees that there is no guarantee that Company will raise the Budget and/or the Picture will be completed, and further, that there will not be a completion bond;
	(xvii)	Investor has been represented by its own tax advisor(s), attorney(s), accountant(s) and/or other business advisor (each one an "Advisor" and together "Advisors"), each of whom has been personally selected by Investor, as it has

		found necessary to consult concerning this transaction and the consequences and risks thereof. Investor is capable of evaluating the merits and risks of the investment and of making an informed financial decision. Investor is relying solely on such Advisors and not on any statements or representations of Company in connection therewith, other than as provided for herein.
	(xviii)	Further to the preceding sentences, Investor warrants that in determining the tax consequences of Investment Amount, Investor is relying solely upon the advice of its Advisors, if any, and upon its own knowledge with respect to such tax matters;
	(xix)	Investor has read the Offering Statement. Investor understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Investor has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's Advisors, by the Company or others with respect to the business or prospects of the Company or its financial condition.;
	(xx)	INVESTOR ACKNOWLEDGES THAT THE FUNDING HEREUNDER INVOLVES EXTREMELY SIGNIFICANT RISKS AND THAT BY ELECTING TO FUND PRODUCTION ACTIVITIES IN CONNECTION WITH THE PICTURE, INVESTOR REALIZES THAT INVESTOR MAY LOSE THE ENTIRE INVESTMENT AMOUNT; AND THAT INVESTOR HAS REVIEWED THE RISK FACTORS PROVIDED IN THE FORM C;
	(xxi)	Investor understands and agrees that there is no guarantee that Investor will ever recoup Investment Amount or any portion thereof;
	(xxii)	Investor has complied with, and will continue to comply with, all applicable laws and regulations; and
	(xxiii)	Investor is ready, willing and able to provide the Investment Amount in full in accordance with the terms of this Agreement.

(f). **Company's Representations and Warranties.** Company represents and warrants to Investor that:

(i) Company has the full right and legal capacity to execute and fully enter into and perform this Agreement and to make the grants, assignments and waivers contained in it, no third party consents are required in connection therewith, and Company is not subject to any disability which would interfere with or prevent the performance of Company's obligations hereunder; (ii) there is no pending or threatened claim, litigation, arbitration or proceeding with respect to the Picture, its subjects, or any element thereof; (iii) Company owns or will own all right, title and interest in and to the Picture, including without limitation, the right to produce the Picture; (iv) Company has or will have the right to develop, produce, distribute and otherwise exploit the Picture, including all ancillary and allied rights related thereto, in any and all media throughout the universe in perpetuity; (v) the Picture and the exercise of any rights relating thereto will not infringe upon or violate any copyright of or, to the best of Company's knowledge, the right of privacy or any other right of, any person or company; and (vi) Company has complied with, and will comply with all applicable laws, rules and regulations, as well as all generally accepted standard in the industry.

(g). **Indemnification.** Investors and Company shall indemnify, defend and hold harmless each other, including their respective agents, officers, parents, subsidiaries, and affiliated entities, from and against any and all third party claims, liabilities, damages, costs, and expenses (collectively, "Claims"), including reasonable outside attorneys' fees, arising out of or in connection with any uncured material breach by Company or Investor, as applicable, of their respective representations, warranties and covenants as set forth in this Agreement. Company shall further indemnify, defend and hold harmless Investor and its agents, officers and against any and all Claims arising out of or in connection with the development, production, promotion, sale, license and/or exploitation of the Picture (except to the extent covered by Investor's indemnity obligations set forth above).

(h) **No Breach.** The presentation of names in the credits is at the sole discretion of the Company. Names that include profanity, gibberish, excessive length, or jokes will be removed. Company has final say on credits and can remove a name at its sole discretion. All decisions with respect to credit, including without limitation the position, size, prominence, style, placement and form of any and all credits shall be determined by Company in its sole discretion. No failure by Company, Producers or its or their assignees or licensees to comply with the credit provisions hereof shall be deemed a breach of this agreement. Should a credit be left out, Company will use commercially reasonable efforts to add the credit back into the print on a prospective basis, with no guarantees of such efforts being available.

(i) **Accounting/Audit**. Subject to this clause being replaced by a CAMA, Company shall account to Investor regarding all Collected Gross Receipts, on a quarterly basis for the first three (3) years commencing a full calendar quarter following the initial commercial release of the Picture, and semi-annually thereafter with all statements and accountings delivered within 30 days of each reporting period. With thirty days prior written notice, Investor shall have the right to audit Company's books and records with respect to the Picture once per year at Company's principal place of business at Investor's sole cost and expense, provided that Company shall reimburse Investor for the actual verifiable reasonable out of pocket cost and expense of any audit that discloses an understatement of payments due to Investor of ten percent (10%) or more.

(k). **Force Majeure.** Company will not be deemed in default and will not be liable to Investor if Company is unable to complete production or Sale of the Picture by reason of one or more events of Force
Majeure (as defined hereinbelow). In the event of the abandonment of The Picture as a result of any Force Majeure event, all unspent monies and insurance recoveries shall be returned to the Investors and Other Investors pro rata to each of their Percentage Ownership. In the event there is a Force Majeure event that results in a loss greater than or equal to 20% of the Budget, Company may require an abandonment of the production of The Picture.

An event of "Force Majeure" shall exist hereunder if Company's operations with respect to The Picture or the conduct of Company's business generally or the business of any of Company's partners, suppliers, vendors, licensors or distributors are impaired, hampered, interrupted, prevented, suspended, postponed or discontinued by reason of any armed conflict (whether or not there has been an official declaration of war or official statement as to the existence of a state of war); act of a public enemy; riot; civil

| | disturbance; inclement weather; disease; epidemic; pandemic; fire; casualty; flood; explosion; earthquake; accident; boycott; labor controversy (including, without limitation, any lockout, walkout, strike or threat thereof); governmental statute, law, ordinance, policy, order, regulation, judgment or decree (whether legislative, executive or judicial and whether or not constitutional); act of God; failure of the producer, or any other production personnel or any principal member of the cast or director of The Picture to perform for any reason (including, without limitation, death, illness, incapacity, disfigurement, failure, refusal or neglect); embargo or delay of a common carrier; failure of technical facilities, material, power, transportation, fuel, personnel and/or other commodities which makes production in accordance with customary or established schedules and practices impractical; or direction of any municipal, county, state or national ordinance or law, any executive or judicial order, or any failure or delay of the laboratory processing The Picture's negatives, or other similar or dissimilar occurrence beyond Company's control; or if Company's business is in any way prevented or materially hampered because of the occurrence of events beyond the control of Company (whether foreseeable or unforeseeable) that make performance of Company's obligations materially more difficult, expensive, or dangerous than was reasonably anticipated by Company on the effective date of the Agreement.

(I).**Governing Law; Arbitration.** This Agreement shall be governed by the laws of the State of California. Any dispute between the parties relating to their rights and obligations under this Agreement shall be resolved exclusively by arbitration conducted in accordance with the Arbitration Tribunal of the International Film and Television Association ("IFTA") or the American Arbitration Association ("AAA"), as Company shall elect as then in effect, except as provided below. Any such arbitration shall be held and conducted in Los Angeles, California, before one arbitrator who has at least 10 years of experience in entertainment law, who shall be selected by mutual agreement of the parties; if agreement is not reached on the selection of an arbitrator with in fifteen (15) days, then such arbitrator shall be appointed by the presiding judge of the Superior Court of the county in which the arbitration is to be conducted. The award or decision of the arbitrator or arbitrators, shall be final and judgment may be entered on it in accordance with applicable law in any court having jurisdiction over the matter. The arbitration shall be private and confidential. Each party hereby waives, to the fullest extent permitted by law, the right to institute, prosecute or join any class action case against Company or any affiliated entity or any of the |
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officers, directors, employees, shareholders, members, agents or attorneys thereof, even if the rules of IFTA or the AAA (as applicable) would otherwise allow for such. Accordingly, the arbitrator may award money or injunctive relief only in favor of the individual party seeking relief and only to the extent necessary to provide relief warranted by that party's individual claim. No class or representative or private attorney general theories of liability or prayers for relief may be maintained in any arbitration held under this Agreement. Any question regarding the enforceability or interpretation of this paragraph shall be decided by the arbitrator.

(m) **WAIVER OF JURY TRIAL.** EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE DOCUMENTS REQUIRED HEREUNDER, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

(n) **Limitation of Liability.** under no circumstances will either party be liable to the other for special, punitive, indirect, incidental, or consequential damages including loss of revenue or lost profits hereunder (regardless of the form of action, whether statutory, or in contract, tort or otherwise).

(o) **Equitable Relief.** Investor and Company acknowledge that in the event of a breach of any of Company's obligations under this Agreement, the damage (if any) caused to Investor thereby is not irreparable or otherwise sufficient to give rise to a right of injunctive or other equitable relief; and Investor's rights and remedies in the event of a breach of this Agreement by Company shall be limited to the right, if any, to recover damages in an action at law, and Investor shall not be entitled to restrict or interfere with Company's right to produce, distribute or exploit the Picture.

(p) **Assignment**. Company may assign this Agreement to any third-party provided it assumes Company's obligations in writing.

(q) **Notices.** Any notice, approval, consent, payment or other communication (any of which, a "Notice") required or permitted to any Party under this Agreement shall be in writing to the addresses set forth herein or such other addresses as the Parties shall inform each other of, in writing, and shall be delivered personally, by courier, by FedEx, by UPS, by Express Mail, by US mail, return receipt requested or via email. All Notices (other than those delivered via email) shall be deemed to have been duly given or made as of the date delivered or if delivery is refused, then as of the date presented. Any Notice delivered via email shall be deemed to have been duly given or made as of the date that the sender of the email receives a written confirmation of receipt from the intended recipient (which, if delivered via email, may only be in the form of a non-automated email response). Notices may also be delivered via any other method and shall be deemed duly given or made upon actual receipt by the intended recipient.

(r) **Additional Documents**. The parties agree to execute, acknowledge and deliver to each other such additional documents, consistent herewith, as may be reasonably required in order to effectuate and carry out the intention of the parties. If Investor fails to execute such documents within five (5) business days of such request, Investor appoints Company as its attorney-in-fact to execute same.

(s) **Morals Clause.** As a material inducement to Company to enter into this Agreement, Investor has and shall conduct himself/herself/itself with due regard to social conventions, public morals, and decency and will not do or commit any act or become involved in any situation which shocks, insults, or offends the community or degrades Investor or brings Investor into public disrepute, contempt, scandal, or ridicule or reflects unfavorably upon Investor or Company or any exhibitor or distributor of The Picture or proscribed by the Morals Clause of a contract with a first run United States national television network. In the event of any breach of the preceding sentence then, notwithstanding anything to the contrary in this Agreement or elsewhere, Investor agrees that (i) Company shall have the right to withhold Investor's on-screen credit, if any; (ii) Investor shall not be included in, and Investor shall take no action nor authorize any action to include Investor in, any publicity, marketing materials, social media or other online sites; (iii) Investor shall neither make nor authorize any public statement about The Picture, Company or any person or entity associated with The Picture or Company. Investor agrees that Company shall be entitled to injunctive and equitable relief, without the necessity of posting a bond or other security, to enforce the provisions of this paragraph.

(t) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to make such provision valid and enforceable under applicable law, but if any provision hereof shall be or become invalid or unenforceable under any applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without thereby invalidating the remainder of such provision or of any of the remaining provisions hereof.

(u) Signatures. This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Email and PDF signatures shall have the same force as original signatures for any purpose.

(v) Entire Agreement. This Agreement shall supersede any oral or prior written agreements between Company and Investor, and shall not be modified or amended except by a document in writing signed by both the parties. Unless and until this Agreement is modified or amended by the party's hereto in writing, if ever, this Agreement shall be binding upon the parties. Each party acknowledges that no representation or warranty not expressly set forth in this Agreement has been made or relied upon by the other party.

(w) Consultation With Counsel. All parties acknowledge that they have both carefully read and fully understand the Agreement, and that they have had the opportunity to raise with each other or their respective counsel any questions, concerns or issues they may have in connection with the Agreement, or its terms. Producer and Investor further acknowledge that they have had the opportunity, and taken it to the extent that they deem appropriate and necessary, to consult legal counsel of their choice, in connection with the Agreement and they both consent to all terms and provisions contained herein knowingly, voluntarily and without any reservation whatsoever.

(x) Miscellaneous. The captions used in connection with the sections, paragraphs and subparagraphs of this Agreement are used only for purposes of reference and shall not be deemed to govern, limit, modify or in any manner effect the scope, meaning or intent of the provisions of this Agreement or any part thereof, nor shall such captions be given any legal effect. Where any conflict arises between the provisions of any said amendment or modification and the provisions incorporated in earlier documents, the most recent provisions shall be controlling. Nothing herein contained shall be construed so as to require the commission of any act contrary to law and wherever there is any conflict between any provision of this Agreement and any present or future law, contrary to which the parties have no legal right to contract, the latter shall prevail, but in such event, the provision(s) of this Agreement effected shall be curtailed and limited only to the minimum extent necessary to bring it within the requirements of such law. This Agreement may be executed in one or more counterparts, each of which when taken together shall constitute one and the same agreement, and each of which shall constitute an original of this Agreement. In addition, this Agreement may be executed electronically (including via scans and facsimile) and such electronic versions shall constitute an original of this Agreement. No failure by either party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such covenant, duty, agreement, or condition, or any such breach. Notwithstanding anything to the contrary contained in this Agreement, there are no third-party beneficiaries to this Agreement. Submission of this Agreement for examination, negotiation, or signature does not constitute an offer, and this Agreement shall not be effective until it is duly executed and delivered, if at all, by each party hereto. Each party acknowledges that he/she/it has had an opportunity to consult with an independent attorney or other representative regarding the terms and conditions of this Agreement and that the drafting and negotiation of this Agreement has been fully participated in by all parties hereto and, for all purposes, this Agreement shall be conclusively deemed to be jointly drafted by all parties. Words importing the singular shall include the plural and vice versa, words importing any gender shall include all other genders, words importing persons shall include bodies corporate, unincorporated associations and partnerships and vice versa. References to the whole shall include the part and vice versa.

Defined terms herein shall include all forms, variations and conjugations thereof. Whenever examples are used in this Agreement with the words "including," "for example," "e.g.," "such as," "etc." or similar or any derivation thereof, such examples are intended to be illustrative and not in limitation thereof. All references to the words "and" or "or" shall be deemed to be "and/or". All references to dollars herein shall mean United States dollars. Except as specifically set forth herein, nothing in this Agreement shall be construed as creating a partnership or joint

	venture of any kind between the parties or as constituting any party as the agent of the other parties for any purpose whatsoever and no party shall have the authority or power to bind the other parties or to contract in the name of or create a liability against any other party in any way or for any purpose. Each party undertakes with the other to do all things reasonably within its power which are necessary or desirable to give effect to the spirit and intent of this Agreement. Any provision of this Agreement that contemplates performance or observance subsequent to termination or expiration of this Agreement (including, without limitation, any terms governing confidentiality, limitation of liability, and/or indemnification herein) shall survive termination or expiration of this Agreement and shall continue in full force and effect.

INVESTOR

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

FADE TO BLACK, LLC

By: *Founder Signature*

Name: [FOUNDER NAME]

Title: [FOUNDER_TITLE]

EXHIBIT I

Operative Waterfall:

Unless defined in this Agreement, capitalized terms used in this Exhibit I shall have the same meanings as set forth in the CAMA, which, when executed by Company and Purchaser, shall be attached as an exhibit hereto with terms incorporated herein.

All revenue derived from the exploitation of the Picture (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the Picture, but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant Party or Company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to Residuals, such Residuals have been paid through some other source as notified to the collection agent in writing by the Guilds):

1.   First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter

2.   to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter

3.   towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter

4.   to the sales agent(s) and / or distributor(s) for payment of their respective sales and / or distribution fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter

5.   as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter

6.   if applicable, to Debt Lenders in payment of any principle or interest due on any applicable loan against the Picture, Tax Credit Loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7.   if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter

8.   to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter

9.   on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter

11. the remaining balance shall be considered "<u>Net Profits</u>" and shall be allocated as follows:

   a.   50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

   b.   50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

EXHIBIT II
Accredited Investor Definition

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.
(i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):
(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).